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FILE No. 82-5176

November 30, 2006

SUPPL

VIA AIR MAIL

06019212

Office of International Corpor...
Division of Corporation Finan...
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U.S.A.

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Flash Report (Consolidated / Non-Consolidated Basis) - Results for six months ended September 30, 2006 - (filed date November 16, 2006) and
- Notice of Resolution of the Board of Directors on Interim Dividends (dated November 17, 2006).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

Fuji Television Network, Inc.

Flash Report (Consolidated Basis)

Results for six months ended September 30, 2006

November 16, 2006

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the six-month consolidated accounts: November 16, 2006.

U.S. accounting standard: not applied

1. Performance

(1) Operating results

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2006	288,976	(2.0)	24,144	(2.0)	26,225	5.1
2005	294,818	25.0	24,644	11.2	24,948	7.1
Year ended March 31, 2006	593,493	—	50,724	—	50,340	—

	Net income		Net income per share	Net income per share after dilution
	Millions of yen	%	Yen	Yen
2006	15,187	19.1	6,617.26	—
2005	12,749	24.6	6,318.37	—
Year ended March 31, 2006	11,345	—	5,109.42	—

1. Gain (Loss) on investment by equity method: Six months ended September 30, 2006: ¥1,160 million, Six months ended September 30, 2005: ¥811 million, Year ended March 31, 2006: ¥1,312 million
2. Average number of shares outstanding during the period (Consolidated): Six months ended September 30, 2006: 2,303,096 shares, Six months ended September 30, 2005: 2,031,975 shares, Year ended March 31, 2006: 2,145,647 shares
3. Change in accounting method: none
4. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Financial data

At September 30 (Figures less than ¥1 million have been omitted.)

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2006	695,225	467,177	65.9	198,927.93
2005	692,556	454,403	65.6	204,165.49
March 31, 2006	692,357	462,903	66.9	200,803.02

Number of shares outstanding (Consolidated): September 30, 2006: 2,303,096 shares, September 30, 2005: 2,226,098 shares, March 31, 2006: 2,303,096 shares

(3) Cash flows

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of year
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2006	35,032	(19,517)	(3,932)	82,358
2005	19,532	(34,001)	(64,845)	44,535
Year ended March 31, 2006	45,786	(69,748)	(28,642)	71,163

(4) Number of subsidiaries and affiliates

Consolidated subsidiaries: 29

Non-consolidated subsidiaries: 4 (accounted for by the equity method)

Affiliates: 8 (accounted for by the equity method)

(5) Additions to and deletions from consolidated subsidiaries and affiliates

Additions: Consolidated subsidiaries: 1, Affiliates: ---

Deletions: Consolidated subsidiaries: 2, Affiliates: ---

2. Forecast for fiscal year ending March 31, 2007

	Net sales	Recurring profit	Net income
	Millions of yen	Millions of yen	Millions of yen
Fiscal year	577,000	47,700	27,300

(Reference)

Consolidated net income per share for the fiscal year is forecast to be ¥11,876.34.

* The above forecasts and those presented in appended material are based on future-oriented assumptions, projections, and targets, so they contain elements of risk and uncertainty. Actual results may differ from these forecasts due to various important elements.

viewed anytime and anywhere within the terrestrial digital broadcast reception area, and as a new, independent media has the potential for expanded business opportunities in the future, such as the ability to receive emergency information during disasters, or programming-related information through data broadcasts. The Fuji Television Group plans to offer services linking the "one-segment" broadcasts already underway with mobile Internet access, as well as move ahead with the development of content specifically for broadcast to mobile devices.

In the creation of programming content, Fuji Television is equipping its studios to produce high-definition programming, and is working to raise the percentage of dramas, variety shows, and news and information programs that are offered in a high-definition format. We are also steadily expanding data transmissions linked in real time with programming, and are exploring new types of content creation combining television broadcasts, mobile media and the Internet.

Fuji Television utilizes the airwaves shared by all residents of Japan to operate a broadcast business, and with a deep awareness of the public mission and social responsibilities of such a business strives to contribute to the fulfillment and development of the lives of a broad range of citizens through its programming and business operations. In July 2006 Fuji Television made its CSR Promotion Office an independent division, and established a CSR Committee and CSR Committee Project Team in order to better incorporate the principles of corporate social responsibility in its operations. We are also continuing with efforts to establish a system of internal controls to ensure proper operational conduct, from the standpoint of transparency in management, and the sustaining and enhancement of fairness. We have also established a Committee for Compliance and Risk Management headed by the president, and designated compliance officers for each workplace in order to ensure that compliance is fully observed.

In its terrestrial digital broadcasting operations Fuji Television makes proactive efforts to ensure stable growth of advertising revenue, strengthen and develop such media as Broadcasting Satellite (BS) and Communication Satellite (CS) broadcasting, and to link programming with the Internet, reinforcing a structure that provides for transmission of content produced by Fuji Television over a wide range of media, and expands earnings. We are also using television broadcasting as a base to actively pursue other businesses that generate non-advertising revenue, such as DVD package sales, character licensing and other rights businesses, a movie business, an event business, and a direct marketing business using a range of media, as we broaden our management foundation.

In April 2006 the Fuji Television Group transitioned to a consolidated management structure with Fuji Television as an operating holding company. We intend to continue to pursue a flexible program of selection and concentration of management resources with Fuji Television at the core, maximize the power and creativity of each Group company, and develop as a highly competitive media corporate group. The integrated business development of the Fuji Television Group—unlike any other in the field—has been highly regarded for some time. Moving forward, to respond to the deep trust placed in us by shareholders and investors we will further develop the various businesses that maximize content value and earnings, ensure stable earnings so as to provide returns to shareholders and allow for future investments to readily respond to any and all changes in the business environment, as well as strengthen competitiveness to achieve sustained growth.

Six month ended September 30 (Millions of yen)

	Net sales			Operating income		
	2005	2006	Change	2005	2006	Change
Broadcasting	207,742	202,374	(2.6)	20,248	20,228	(0.1)
Program production and related business	26,574	25,490	(4.1)	1,404	1,565	11.4
Direct marketing	32,472	31,347	(3.5)	305	(900)	—
Video and music	35,886	36,916	2.9	2,075	2,593	25.0
Other businesses	28,728	28,876	0.5	1,364	676	(50.4)
Eliminated	(36,585)	(36,027)	—	(754)	(18)	—
Total	294,818	288,976	(2.0)	24,644	24,144	(2.0)

Broadcasting

The Broadcasting segment represents the earnings of Fuji Television and Nippon Broadcasting.

In the Television Broadcasting business, the drama programs *Top Anchor* and *Attention Please* achieved record high viewer ratings of 18.4% and 16.4%, respectively, while *Iryu –Team Medical Dragon–* broke new ground as a medical drama, generating much publicity. Among special dramas, *HERO* starring Takuya Kimura achieved the highest viewer rating for any drama during the subject interim period at 30.9%. Viewer ratings also remained at high levels for the variety program *You knock on a jumping door!*, the information programs *TOKUDANE!* and *Mezamashi TV*, as well as the news program *FNN Super News*. Despite these positive factors, sales in Broadcasting operations overall fell 1.8% from the same period of the previous fiscal year to ¥189,143 million.

Broadcasting revenue fell 2.0% overall to ¥146,038 million, as spot advertising sales suffered a backlash from the strong results of the same period of the previous fiscal year.

In network time advertising sales, the amount of one-off programming was on par with that of the previous fiscal year, with such events as the 2006 FIFA World Cup in June and July, the 2006 Women's World Volleyball Grand Prix in August and September, and the 2006 World Judo Championships in September, but advertising sales were down considerably due to a nearly 50% decline in the number of evening baseball games broadcast. Advertising sales of regular programming were up, however, due to the decline in the number of evening baseball games broadcast and other factors. As a result, network time advertising sales rose 0.4% from the same period of the previous fiscal year to ¥67,855 million.

In local time advertising sales, the amount of one-off programming fell with a nearly 50% decline in the number of evening baseball games broadcast, and the loss of such programs as *Formula Nippon* and *Ryu Goto's Odyssey*, and advertising sales were down from the previous year. Regular programming included such successes as the late-night programs *Motor Sports Kanrenn Bangumi* and *Koi suru Futsal*, which made up for the falloff in advertising sales for one-off programming. As a result, local time advertising sales rose 3.6% from the same period of the previous fiscal year to ¥11,491 million.

Spot advertising sales were boosted to a certain extent by an increase in placement for the 2006 FIFA World Cup, but a backlash from the strong performance during the same period of the previous fiscal year led to a year-on-year decline. By industry type, advertising sales were strong to companies in such industries as alcohol beverages, non-alcohol beverages, cosmetics and toiletries, home appliances, business precision optical devices, and tourism and leisure, while advertising sales declined among companies in information and entertainment, distribution and retail, restaurants and related services, finance, communications, and real estate. As a result, spot advertising sales fell 5.1% from the same period of the previous fiscal year to ¥66,691 million.

Sales in the Broadcasting-related business rose 4.6% from the same period of the previous fiscal year to ¥15,542 million. This was the result of strong growth in subscription revenues from our CS broadcasting services, and income from program sales that exceed that of the previous fiscal year.

In revenues from other operations in the Television Broadcasting business, in the movie business *Limit of Love* (released May 7) was a record hit production, exceeding ¥7.1 billion in box office receipts. The animated movie *BRAVE STORY* opened during the summer, marking Fuji Television's long-anticipated full-scale entry in to the anime field, and significantly expanding the possibilities of content development. In August we launched the DVD version of *Hotel Avanti*, which had brought in box office revenue of ¥6.1 billion since its release in early 2006, with the DVD also becoming a major hit. In the rights business, DVD sales of the *Dragonball Series* remained strong, becoming a major driver for sales. The DVD versions of the dramas *Umizaru*, *Furuhata Ninzaburo Final*, and *One Liter of Tears*, along with the variety show *Richard Hall Series*, also proved to be hits. Revenue was down in the event and merchandising businesses, however, due to the lack of anything to equal *Allegria 2,* which was popular a year earlier. As a result, sales in Other Businesses fell 4.3% from the same period of the previous fiscal year to ¥27,562 million.

In terms of expenses, there were declines in costs in Other Businesses stemming from a decrease in costs in the broadcasting business and fall in revenue, along with a decline in such selling and administrative expenses as agency fees, resulting in lower operating expenses in the Television Broadcasting business from a year earlier.

In the Radio Broadcasting business, broadcasting revenues were down from the previous fiscal year on declines in net revenue (time and spot), while the event business also saw a considerable decline in income due to renewed focus on profitability from the subject interim period. As a result, net sales fell 12.4% from the same period of the previous fiscal year to ¥13,256 million, while operating expenses narrowed overall, for a decrease the exceeded the revenue decline.

As a consequence of these factors, sales in the Broadcasting segment fell 2.6% from the same period of the previous fiscal year to ¥202,374 million, while operating income was down 0.1% to ¥20,228 million.

Sales by Broadcasting Operations

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

	2005	2006	Change from the previous term
Television broadcasting			
Broadcasting operations	163,832	161,580	(1.4)
Broadcasting	148,967	146,038	(2.0)
Network time	67,590	67,855	0.4
Local time	11,096	11,491	3.6
Spot	70,280	66,691	(5.1)
Broadcasting-related business	14,864	15,542	4.6
Other operations	28,787	27,562	(4.3)
Subtotal	192,619	189,143	(1.8)
Radio broadcasting	15,137	13,256	(12.4)
Elimination in the segment	(15)	(25)	—
Total	207,742	202,374	(2.6)

Program Production and Related Business

This segment consists of subsidiaries involved in program production, set design, engineering, and other activities. Although each of the subsidiaries increased program-related sales, raised sales from events and other areas not related to programs, and opened up new business relationships with external sources, sales fell 4.1% from the same period of the previous fiscal year to ¥25,490 million. Operating income, however, rose 11.4% to ¥1,565 million due to efforts to lower expenses.

Direct Marketing

Direct marketing sales were down from a year earlier due to sluggish sales of core catalogue products. Expenses rose owing to greater distribution costs stemming from a bolstering of the product inspection structure, and an increase in costs for television sales content and catalogue production, leading a considerable decline in operating income. Orders received through the Internet grew 16.8% from the same period a year earlier.

As a result, sales in this segment fell 3.5% from the same period of the previous fiscal year to ¥31,347 million, with an operating loss amounting to ¥900 million.

Video and Music

Brisk sales of *Dragonball Z, Suspect Muroi Shinji*, and other DVDs at Pony Canyon, Inc. continued from the previous fiscal year, greatly exceeding initial forecasts. As a result, sales in this segment rose 2.9% from the same period of the previous fiscal year to ¥36,916 million, with operating income up 25.0% to ¥2,593 million.

Other

In the Other segment, both sales and profits fell at Fujimic, Inc. as orders for software development hit a cyclical trough. Sales at Fusosha Publishing, Inc. were given a boost by Lily Franky's book *Tokyo Tower*, but advertising revenues and sales of magazines both slumped, leading to declines in both revenue and earnings. Sales at other companies in this segment jumped, however, resulting in a 0.5% rise in segment sales for the interim period to ¥28,876 million. The fall in earnings at the two companies noted above, however, led to a 50.4% decline in operating income to ¥676 million.

Equity-Method Affiliates

Among equity-method affiliates, Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.), now in its sixth year of operation, achieved an increase in sales, and posted its first operating income since the start of service. Sankei Building Co., Ltd. recorded improved results, and performance at other companies was also strong, resulting in ¥1,160 million in equity in earnings of affiliated companies (net of dividends).

Outlook for the Fiscal Year Ending March 31, 2007

Results for the subject interim period exceeded the forecasts announced on August 3, 2006, (the "previous forecasts") on both a consolidated and non-consolidated basis.

During the second half of the fiscal year, however, although we anticipate slight growth in the Video and Music segment, there is still a sense of uncertainty regarding spot advertising sales in the Broadcasting business, so we maintain our previous forecasts. On a consolidated basis we anticipate net sales of ¥577.0 billion, recurring profit of ¥47.7 billion, and net income of ¥27.3 billion, and on a non-consolidated basis, net sales of ¥369.2 billion, recurring profit of ¥36.5 billion, and net income of ¥23.5 billion.

(2) Financial Position

Total assets at the end of the subject interim period amounted to ¥695,225 million, an increase of ¥2,867 million from March 31, 2006 (the end of fiscal 2006).

Total current assets amounted to ¥269,163 million at the end of fiscal 2006, an increase of ¥8,132 million from the end of fiscal 2006. This was due mainly to an increase in marketable securities. Total fixed assets fell by ¥5,246 million to ¥426,061 million. Tangible fixed assets, despite increases due to payments of construction fees for Rinkai Fukutoshin Studios (provisional name), declined due to market valuation differences of investments in securities.

Total liabilities amounted to ¥228,048 million, an increase of ¥7,515 million from the end of fiscal 2006. This was due mainly to an increase in accrued income taxes.

Net assets amounted to ¥467,177 million due mainly to a decline in valuation differences on available-for-sale securities. Fuji Television also retired ¥145,346 million in treasury stock during the subject interim period.

Cash flows during the subject interim period were as follows.

CONSOLIDATED BALANCE SHEETS

(Figures less than ¥1 million have been omitted.)

	September 30				March 31, 2006	
	2005		2006			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
ASSETS						
Current assets:						
1. Cash and time deposits	47,321		47,934		49,986	
2. Trade notes and accounts receivable	116,088		113,069		111,958	
3. Marketable securities	19,963		52,160		30,008	
4. Inventories	23,511		22,138		22,517	
5. Other current assets	32,095		34,130		47,015	
6. Less allowance for doubtful accounts	(426)		(269)		(454)	
Total current assets	238,553	34.4	269,163	38.7	261,031	37.7
Fixed assets:						
1. Tangible fixed assets						
(1) Buildings and structures	92,234		87,369		89,898	
(2) Land	26,943		27,078		27,079	
(3) Other tangible fixed assets	25,636		50,268		37,363	
Total tangible fixed assets	144,815	20.9	164,717	23.7	154,342	22.3
2. Intangible fixed assets						
Total intangible fixed assets	44,625	6.5	50,712	7.3	45,461	6.6
3. Investments and other assets						
(1) Investment in securities	245,582		189,957		211,197	
(2) Other	24,392		22,920		25,071	
(3) Less allowance for doubtful accounts	(5,412)		(2,245)		(4,763)	
Total investments and other assets	264,562	38.2	210,632	30.3	231,504	33.4
Total fixed assets	454,003	65.6	426,061	61.3	431,308	62.3
Deferred assets	—	—	—	—	17	0.0
Total assets	692,556	100.0	695,225	100.0	692,357	100.0

(Figures less than ¥1 million have been omitted.)

	September 30				March 31, 2005	
	2005		2006			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
LIABILITIES						
Current liabilities:						
1. Trade notes and accounts payable	54,778		51,982		51,330	
2. Short-term borrowings	36,307		5,775		5,989	
3. Allowance for sales returns	933		734		839	
4. Allowance for directors' bonuses	—		196		—	
5. Other current liabilities	70,973		58,393		47,579	
Total current liabilities	162,992	23.5	117,083	16.8	105,738	15.3
Long-term liabilities:						
1. Corporate bonds	—		49,983		50,000	
2. Bonds with stock purchase rights	342		357		366	
3. Long-term borrowings	1,900		2,523		1,904	
4. Deferred tax liabilities	23,628		11,788		22,077	
5. Retirement allowance for employees	30,991		31,319		30,794	
6. Retirement allowance for directors	3,073		3,208		3,327	
7. Negative goodwill	—		10,890		—	
8. Other long-term liabilities	6,880		894		6,324	
Total long-term liabilities	66,817	9.7	110,965	16.0	114,793	16.5
Total liabilities	229,809	33.2	228,048	32.8	220,532	31.8
MINORITY INTERESTS						
Minority interests	8,343	1.2	—	—	8,921	1.3
SHAREHOLDERS' EQUITY						
Common stock	146,200	21.1	—	—	146,200	21.1
Capital surplus	173,664	25.1	—	—	175,275	25.3
Retained earnings	275,711	39.8	—	—	269,855	39.0
Reevaluation differences of land	2,096	0.3	—	—	(435)	(0.0)
Valuation gain on other securities	37,268	5.4	—	—	32,621	4.7
Foreign exchange adjustment	(585)	(0.1)	—	—	237	0.0
Treasury stock	(179,953)	(26.0)	—	—	(160,851)	(23.2)
Total shareholders' equity	454,403	65.6	—	—	462,903	66.9
Total liabilities, minority interests and Shareholders' equity	692,556	100.0	—	—	692,357	100.0

CONSOLIDATED STATEMENTS OF INCOME

(Figures less than ¥1 million have been omitted.)

	Six months ended September 30				Year ended March 31,	
	2005		2006		2006	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	294,818	100.0	288,976	100.0	593,493	100.0
Cost of sales	191,300	64.9	185,458	64.2	383,592	64.6
Gross profit	103,518	35.1	103,518	35.8	209,901	35.4
Selling, general and administrative expenses						
1. Selling expense	55,545		55,706		112,796	
2. General and administrative expenses	23,328		23,667		46,380	
Operating income	24,644	8.4	24,144	8.3	50,724	8.6
Non-operating revenues						
1. Interests	125		150		294	
2. Dividends	907		1,378		1,073	
3. Equity in earnings of affiliates	811		1,160		1,312	
4. Rental fee	555		540		1,155	
5. Stock lending fee	402		—		402	
6. Others	573		763		761	
	3,376		3,993		4,998	
Non-operating expenses						
1. Interests	204		457		404	
2. Loss on investment association	633		703		1,948	
3. Issue of new stocks	487		—		532	
4. Rental fee	581		405		857	
5. Payment fee	328		63		356	
6. Others	835		281		1,283	
	3,072		1,911		5,383	
Recurring profit	24,948	8.5	26,225	9.1	50,340	8.5

(Figures less than ¥1 million have been omitted.)

	Six months ended September 30				Year ended March 31,	
	2005		2006		2006	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Extraordinary gain						
1. Gain on the sale of fixed assets	0		3		7	
2. Gain on the sale of investment securities	411		14		11,647	
3. Reversal of doubtful accounts	52		235		98	
4. Reversal of retirement allowance for directors	97		—		97	
5. Reversal of allowance for loss of annulment of contracts	7		—		7	
6. Others	13		9		64	
	582		262		11,922	
Extraordinary loss						
1. Loss on sale of fixed assets	128		4		203	
2. Loss on disposal of fixed assets	151		89		284	
3. Devaluation of investment securities	198		78		206	
4. Devaluation of holdings in affiliates	179		—		179	
5. Devaluation of membership	7		1		19	
6. Provision for doubtful accounts	145		—		—	
7. Provision for doubtful accounts of membership deposits	46		6		47	
8. Loss on sale of membership	5		—		1	
9. Special retirement benefit	—		70		—	
10. Others	61		49		35,204	
	924		300		36,147	
Income before income taxes	24,606	8.3	26,187	9.1	26,115	4.4
Income taxes and enterprise taxes	9,208		12,456		9,607	
Adjustment for income taxes	1,797		(1,842)		3,769	
Minority interest in earnings of consolidated subsidiaries	850	0.3	385	0.1	1,392	0.2
Net income	12,749	4.3	15,187	5.3	11,345	1.9

APPROPRIATION OF CONSOLIDATED RETAINED EARNINGS

(Figures less than ¥1 million have been omitted.)

	Six months ended September 30, 2005		Year ended March 31, 2006	
	Millions of yen		Millions of yen	
CAPITAL SURPLUS				
Capital surplus at the beginning of the period		142,214		142,214
Increase in capital surplus				
Issuance of new stock by public offering	31,450		31,450	
Gain in disposal of treasury stock	—	31,450	1,610	33,060
Capital surplus at the end of the period		173,664		175,275
RETAINED EARNINGS				
Retained earnings at the beginning of the period		272,090		272,090
Increase in retained earnings				
1. Net income	12,749		11,345	
2. Transfer to land revaluation excess	6	12,756	7	11,352
Decrease in retained earnings				
1. Cash dividends	8,742		13,194	
2. Directors' bonuses	393	9,135	393	13,587
Retained earnings at the end of the period		275,711		269,855

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Six months ended September30, 2006 (Figures less than ¥1 million have been omitted)

	Owners' equity				
	Paid-in capital	Capital surplus	Retained earnings	Treasury stock	Total
Balance at March 31, 2006	146,200	175,275	269,855	(160,851)	430,479
Change in six months ended September 30, 2006					
Dividends from surplus			(4,606)		(4,606)
Directors' bonuses from earnings appropriation			(382)		(382)
Net income			15,187		15,187
Cancellation of treasury stock		(1,610)	(143,735)	145,346	—
Transfer to land revaluation excess			10		10
Decrease in the change to the scope of consolidation			(26)		(26)
Net increase/decrease during the term under review except in shareholders' equity					
Total	—	(1,610)	(133,552)	145,346	10,182
Balance at September 30, 2006	146,200	173,664	136,302	(15,505)	440,662

	Valuation and translation adjustments				Minority interests	Total net assets
	Valuation differences on other securities	Land revaluation excess	Equity adjustment from foreign currency translation	Total		
Balance at March 31, 2006	32,621	(435)	237	32,423	8,921	471,825
Change in six months ended September 30, 2006						
Dividends from surplus						(4,606)
Directors' bonuses from earnings appropriation						(382)
Net income						15,187
Acquisition of treasury stock						—
Transfer to land revaluation excess						10
Decrease in the change to the scope of consolidation						(26)
Net increase/decrease during the term under review except in shareholders' equity	(14,540)	(10)	(385)	(14,936)	105	(14,830)
Total	(14,540)	(10)	(385)	(14,936)	105	(4,647)
Balance at September 30, 2006	18,081	(446)	(147)	17,487	9,027	467,177

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Figures less than ¥1 million have been omitted.)

	Six months ended September 30		Year ended March 31, 2006
	2005	2006	
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities			
1. Income before income tax	24,606	26,187	26,115
2. Depreciation	8,407	8,929	18,208
3. Amortization of consolidated differences	213	—	407
4. Amortization of goodwill	—	370	—
5. Increase in allowance for doubtful accounts	(249)	(155)	(615)
6. Increase (decrease) in other allowance	(718)	498	(756)
7. Interest and dividend receivable	(1,033)	(1,528)	(1,367)
8. Interests expense	204	457	404
9. Loss on revaluation of foreign currency assets	(0)	(7)	0
10. Equity in earnings of affiliates	(811)	(1,160)	(1,312)
11. (Gain) loss on sale and disposal of fixed assets	279	91	481
12. (Gain) loss on sale of investment securities	(411)	(14)	23,238
13. Decrease (increase) in notes and accounts receivable, trade	1,298	(1,462)	5,416
14. Decrease (increase) in inventories	781	376	1,775
15. Increase in notes and accounts payable	(2,234)	689	(5,682)
16. Others	2,309	(61)	3,406
Subtotal	32,643	33,210	69,720
17. Proceeds from interests and dividend income	1,319	1,942	1,690
18. Payment of interests	(146)	(624)	(262)
19. Payment of income tax	(14,640)	(3,209)	(25,109)
20. Refund of income tax	—	3,600	—
21. Others	356	113	(252)
Net cash provided by operating activities	19,532	35,032	45,786
Cash flows from investing activities			
1. Payments for purchase of marketable securities	(943)	(22,443)	(2,598)
2. Proceeds from sale of marketable securities	43,576	10,538	59,638
3. Payments on purchase of tangible fixed assets	(5,349)	(15,050)	(21,282)
4. Proceeds from sale of tangible fixed assets	150	43	243
5. Payments on purchase of intangible assets	(3,145)	(3,151)	(6,373)
6. Payments on purchase of investment securities	(65,048)	(2,149)	(88,376)
7. Proceeds from sale of investment securities	23,573	9,646	37,163
8. Payments for acquisition of subsidiaries' stock	(6,467)	(455)	(23,601)
9. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation	(40,339)	—	(40,339)
10. Payments for the loans	(68)	(8)	(271)
11. Proceeds from the loans collected	18	47	521
12. Others	20,042	3,466	15,527
Net cash used in investing activities	(34,001)	(19,517)	(69,748)

	Six months ended September 30		Year ended March 31, 2006
	2005	2006	
	Millions of yen	Millions of yen	Millions of yen
Cash flows from financing activities			
1. Net decrease in short-term borrowings	26,418	473	(3,926)
2. Proceeds from long-term borrowings	240	1,148	800
3. Repayments from long-term borrowings	(64,397)	(1,216)	(64,925)
4. Proceeds from the issuance of bonds	—	—	49,951
5. Payments on purchase of treasury stock	(18,147)	—	(18,148)
6. Proceeds from sales of treasury stock	—	—	20,713
7. Dividends paid by the Company	(8,742)	(4,070)	(12,832)
8. Dividends paid to minority interests	(217)	(266)	(274)
Net cash used in financing activities	(64,845)	(3,932)	(28,642)
Effect of exchange rate changes on cash and cash equivalents	452	(31)	370
Net increase (decrease) in cash and cash equivalents	(78,862)	11,551	(52,233)
Cash and cash equivalents at the beginning of the period	113,408	71,163	113,408
Cash and cash equivalents of new consolidated subsidiaries	9,988	—	9,988
Decrease in cash and cash equivalents of the change of the scope of consolidation	—	(356)	—
Cash and cash equivalents at the end of the period	44,535	82,358	71,163

SEGMENT INFORMATION

Six months ended September 30, 2005 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales from third parties	198,017	9,359	32,275	35,334	19,833	294,818	—	294,818
2. Intra-group net sales and transfers	9,725	17,214	197	552	8,895	36,585	(36,585)	—
Total sales	207,742	26,574	32,472	35,886	28,728	331,403	(36,585)	294,818
Operating expenses	187,493	25,169	32,166	33,811	27,364	306,005	(35,831)	270,174
Operating income	20,248	1,404	305	2,075	1,364	25,398	(754)	24,644

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Segment	Services and products provided
Broadcasting	Television and radio broadcasting
Broadcasting-Related Business	Planning, production, engineering and relay operations well as other businesses for TV programming for programming
Direct Marketing	Direct marketing, sale of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other Businesses	Temporary agency services, real estate leasing, software development, publishing, etc.

3. Changes to segment classifications

Prior to the current fiscal year, Fuji Television's business segments were categorized into Television Broadcasting, Broadcasting-Related Business, Direct Marketing, and Other Businesses. From the interim period, these categories have been reorganized into Broadcasting, Program Production and Related Business, Direct Marketing, Video and Music, and Other.

This realignment reflects a review of the business categories included in our operating segments in line with the changes in the scope of consolidation resulting from Nippon Broadcasting becoming a subsidiary. In other words, we combined Fuji Television's television broadcasting business with Nippon Broadcasting's radio broadcasting business under the Broadcasting segment. In addition, we made Video and Music an independent segment, taking it out of the Other segment to reflect its increased importance now that Pony Canyon Inc. is a consolidated subsidiary.

As a result, compared with the same classifications in the previous fiscal year, sales and operating income increased respectively by ¥15,122 million and ¥850 million in the Broadcasting segment compared with the former Television Broadcasting segment. In addition, sales rose by ¥35,886 million and operating income by ¥2,075 million in the Video and Music segment, and sales declined by ¥48,188 million and operating income by ¥2,906 million in the Other segment.

The following table shows segment data assuming that the segment classifications used during the interim period ended September 30, 2005 were applied in the interim period ended September 30, 2004 and the fiscal year ended March 31, 2005.

Six months ended September 30, 2004 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales and income:								
1. Net sales from third parties	187,683	8,838	31,203	380	7,659	235,764	—	235,764
2. Intra-group net sales and transfers	2,773	15,175	204	4	5,300	23,459	(23,459)	—
Total sales	190,456	24,014	31,408	384	12,959	259,223	(23,459)	235,764
Operating expenses	169,911	22,870	30,535	530	12,974	236,821	(23,226)	213,594
Operating income	20,545	1,144	873	(145)	(14)	22,402	(232)	22,170

Year ended March 31, 2005 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales and income:								
1. Net sales from third parties	370,463	19,881	67,966	895	17,526	476,733	—	476,733
2. Intra-group net sales and transfers	5,575	29,802	399	4	12,004	47,786	(47,786)	—
Total sales	376,039	49,683	68,366	900	29,531	524,520	(47,786)	476,733
Operating expenses	337,253	46,545	66,118	1,416	29,747	481,081	(47,929)	433,152
Operating income	38,785	3,137	2,248	(515)	(216)	43,438	142	43,581

Six months ended September 30, 2006 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales from third parties	190,568	9,779	31,178	36,235	21,215	288,976	—	288,976
2. Intra-group net sales and transfers	11,805	15,711	168	680	7,661	36,027	(36,027)	—
Total sales	202,374	25,490	31,347	36,916	28,876	325,004	(36,027)	288,976
Operating expenses	182,146	23,925	32,247	34,322	28,200	300,841	(36,009)	264,832
Operating income	20,228	1,565	(900)	2,593	676	24,162	(18)	24,144

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Segment	Services and products provided
Broadcasting	Television and radio broadcasting
Broadcasting-Related Business	Planning, production, engineering and relay operations well as other businesses for TV programming for programming
Direct Marketing	Direct marketing, sale of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other Businesses	Temporary agency services, real estate leasing, software development, publishing, etc.

3. As stated in Significant Matters Regarding the Basis for Preparation of the Interim Balance Sheets, 4. Matters Concerning Accounting Standards, (4) Accounting Standards for Major Allowances, iii. Allowance for Directors' Bonus (change in accounting policy), from the subject interim period Fuji Television has applied the Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan (ASBJ) Corporate Accounting Standard No. 4 of November 29, 2005). As a result of this change, when compared to the former method operating expenses during the subject interim period increased by ¥59 million in the Broadcasting segment, ¥65 million in the Program Production and Related Business segment, ¥50 million in the Video and Music segment, and ¥22 million in the Other Businesses segment, with operating income reduced in each segment accordingly.

4. As stated in Changes in Significant Matters Regarding the Basis for Preparation of the Interim Balance Sheets (Changes in Accounting Standards, etc. Pertaining to Corporate Integration), due to a revision to regulations concerning consolidated financial statements for the interim period, from the subject interim period, amortization of goodwill and amortization of negative goodwill will be accounted together. As a result of this change, when compared to the former method operating expenses during the subject interim period increased by ¥2 million in the Broadcasting segment, ¥5 million in the Direct Marketing segment, ¥197 million in the Video and Music segment, and ¥93 million in the Other Businesses segment, with operating income reduced in each segment accordingly.

Year ended March 31, 2006 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales from third parties	388,179	21,649	69,484	72,474	41,706	593,493	—	593,493
2. Intra-group net sales and transfers	21,823	31,558	255	1,092	18,390	73,120	(73,120)	—
Total sales	410,003	53,207	69,739	73,566	60,096	666,614	(73,120)	593,493
Operating expenses	369,066	49,977	68,459	69,610	57,967	615,082	(72,313)	542,769
Operating income	40,936	3,230	1,279	3,956	2,128	51,532	(807)	50,724

Notes: 1. The segments adopted below are those used for internal control purposes.

Fuji Television Network, Inc. November 16, 2006

Flash Report (Non-Consolidated Basis)

Results for six months ended September 30, 2006

Company Name: Fuji Television Network, Inc.

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Executive Vice President, Investor Relations

Telephone: +81-3-5500-8258

Date of the meeting of the Board of Directors to settle the six-month consolidated accounts: November 16, 2006.

Payment date for interim dividends: December 8, 2006. Unit stock system: No

1. Performance

(1) Operating results

Six months ended September 30 (Figures less than ¥1 million have been omitted.)

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
2006	189,143	(1.8)	19,267	(0.7)	21,671	7.7
2005	192,619	1.1	19,397	(5.6)	20,120	(8.2)
Years ended March 31, 2006	381,564	—	39,804	—	40,038	—

	Net income		Net income per share
	Millions of yen	%	Yen
2006	15,349	69.9	6,664.61
2005	9,033	(23.6)	3,466.80
Years ended March 31, 2006	5,838	—	2,117.61

1. Average number of shares outstanding during the period: Six months ended September 30, 2006: 2,303,096 shares, Six months ended September 30, 2005: 2,605,681 shares, Year ended March 31, 2006: 2,719,352 shares

2. Change in accounting method: none

3. Percentages indicate year-on-year increase/(decrease) in net sales, operating income, recurring profit, and net income.

(2) Financial data

At September 30 (Figures less than ¥1 million have been omitted.)

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2006	580,579	426,244	73.4	185,074.38
2005	726,337	569,468	78.4	203,395.93
March 31, 2006	715,610	575,935	80.5	200,172.45

1. Number of shares outstanding: September 30, 2006: 2,303,096 shares, September 30, 2005: 2,799,802 shares, March 31, 2006: 2,876,800 shares

RECEIVED
SEC MAIL PROCESSING SECTION
DEC 8 - 2006
WASH, D.C. 160

(Translation)

FILE No. 82-5176

November 17, 2006

Dear Shareholders:

NOTICE OF RESOLUTION OF THE BOARD OF DIRECTORS ON INTERIM DIVIDENDS

We would like to inform you that a resolution for the payment of interim dividends for the 66th business year (April 1, 2006 to March 31, 2007) was made at the meeting of the Board of Directors of the Company held on November 16, 2006, as described below:

Yours very truly,

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Koichi Murakami
President and Representative Director

Description

Interim dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of September 30, 2006, as provided for in Article 39 of the Articles of Incorporation of the Company, as follows:

1. Amount of Interim Dividend: ¥2,000 per share

2. Effective Date for Right to Payment and Date of Payment: December 8 (Friday), 2006

- END -